FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2007	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information
	2006 FOURTH-QUARTER AND FULL YEAR RESULTS

Mexican Stock Exchange
Ticker: KOFL
		Fourh Quarter			YTD

NYSE (ADR)		2006	2005	Δ %	2006	2005	Δ %

Ticker: KOF	Total Revenues	15,173	14,165	7.1%	57,738	53,997	6.9%

	Gross Profit	7,165	6,990	2.5%	27,542	26,475	4.0%

Ratio of KOF L to KOF = 10:1	Operating Income	2,619	2,612	0.3%	9,456	9,218	2.6%

	Majority Net Income	1,514	1,495	1.3%	4,883	4,759	2.6%

	EBITDA(1)	3,169	3,370	-6.0%	12,219	11,922	2.5%

	Net Debt (2)	14,890	18,798

	Financial Ratios			Δ P.P.

	Coverage(3)	5.75	4.64	1.11

	Leverage(4)	0.81	0.94	(0.13)

	Capitalization(5)	33.6%	39.6%	(6.04)

	Expressed in million of Mexican pesos with purchasing power as of December 31, 2006.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 12.
	(2) Net Debt = Total Debt - Cash
	(3) YTD EBITDA / YTD Interest expense
	(4) Total liabilities / total stockholders' equity
	(5) Total debt / (long-term debt + stockholders' equity)

	Total revenues reached Ps. 15,173 million in the fourth quarter of 2006 an increase of 7.1%, and increased 6.9% for the full year to Ps. 57,738 million, the highest yearly growth since the acquisition of Panamco in 2003.

	Our consolidated operating income increased 0.3% to Ps. 2,619 million for the fourth quarter of 2006, in spite of raw material pressures and a more complex competitive environment, and grew 2.6% for the year to Ps. 9,456 million. Our operating margin was 17.3% for the fourth quarter of 2006 and 16.4% for the full year.

For Further Information:	Our consolidated EBITDA reached Ps. 12,219 million in 2006, equivalent to over US$1.1 billion.

Investor Relations
	Consolidated majority net income increased 1.3% to Ps. 1,514 million, resulting in earnings per share of Ps. 0.82 for the fourth quarter of 2006, and increased 2.6% to Ps. 4,883 million for the year, resulting in earnings per share of Ps. 2.64.
Alfredo Fernández
alfredo.fernandez@kof.com.mx	Mexico City (February 23, 2007), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter 2006 and full-year results.
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148
	“In 2006 our knowledge of local market dynamics, coupled with our innovative products, processes, and practices, enabled us to achieve strong top-line results in the face of a more complex competitive environment. Thanks to the wide-spread popularity of brand Coca-Cola and our well-designed commercial strategies, we also were able to produce solid bottom-line growth in spite of cost pressures in the majority of our markets. During the year, we further strengthened our relationship with The Coca-Cola Company by arriving at a comprehensive, collaborative framework for a new stage of profitable growth. This new framework leverages the marketing strength of The Coca-Cola Company, defines a platform for our joint pursuit of incremental growth in the carbonated soft-drink category, and provides for the accelerated development of the non-carbonated beverage segment—through acquisitions and organic growth,” said Carlos Salázar Lomelín, Chief Executive Officer of the Company.

Website:
www.coca-colafemsa.com

February 23, 2007	Page 1

CONSOLIDATED RESULTS

Our consolidated revenues increased 7.1% to Ps. 15,173 million in the fourth quarter of 2006 compared to the fourth quarter of 2005 as a result of increases in all of our territories except for Mexico. Our consolidated average price per unit case decreased 0.6% to Ps. 28.36 (US$ 2.63) compared to the fourth quarter of 2005; average price per unit case increases in all of our territories partially offset price decline in Mexico.

Total sales volume increased 6.2% to 523.2 million unit cases in the fourth quarter of 2006 as compared to the same period of 2005, mainly driven by a 7.4% volume growth of brand Coca-Cola, which accounted for almost 75% of our total incremental volumes during the quarter. Carbonated soft drinks sales volume grew 5.5% to 448.4 million unit cases, driven by incremental volumes across all of our territories.

Our gross profit rose 2.5% to Ps. 7,165 million in the fourth quarter of 2006, compared to the fourth quarter of 2005 driven by increases in all of our operations, except for Mexico. Gross margin decreased 210 basis points to 47.2% in the fourth quarter of 2006 from 49.3% in the same period of 2005, due to a 5.1% increase in our average cost per unit case resulting from increases in our sweetener cost in all of our territories, and higher resin prices in some of our territories.

Our consolidated operating income increased 0.3% to Ps. 2,619 million in the fourth quarter of 2006, with double-digit increases in operating income in Colombia, Central America and Venezuela, and single-digit growth in Brazil, compensating decreases in Mexico and Argentina. Our operating margin was 17.3% in the fourth quarter of 2006, a decline of 110 basis points as compared to the same period of 2005 mainly due to a decline in the gross margin.

After an extensive analysis, conducted by a third-party, on the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of our coolers from five to seven years. We made this decision based on the benefit of KOF´s maintenance policy and our ability to better manage our cooler platform. This modification reduced our amortization expenses by Ps. 127 million in the fourth quarter of 2006 and benefited our operating income by a similar amount. Excluding this change our consolidated operating income would have decreased by 4.6% in the fourth quarter of 2006 as compared to the same period of 2005 and the operating margin would have been 16.4% in the fourth quarter of 2006.

Our integral cost of financing declined by 68.9% in the fourth-quarter of 2006 to Ps. 91 million as compared to the same period of 2005, mainly driven by a decline in interest expenses resulted from a reduction in our liability position year over year.

During the fourth quarter of 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 30.4% as compared to 35.8% in the same quarter of 2005. During the year our effective tax rate was benefited by a reduction in the statutory tax rates in some of our operations and the use of tax loss carry forwards, resulting in a reduction in our effective tax rate.

Our consolidated majority net income increased by 1.3% to Ps. 1,514 million in the fourth quarter of 2006 compared to the fourth quarter of 2005. A reduction in our integral cost of financing and lower effective taxes, more than offset an increase in other expenses during the quarter. Earnings per share (“EPS”) were Ps. 0.82 (US$ 0.76 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

February 23, 2007	Page 2

BALANCE SHEET

As of December 31, 2006, Coca-Cola FEMSA had a cash balance of Ps. 4,473 million (US$ 414 million), an increase of Ps. 2,267 million (US$ 210 million) compared to December 31, 2005, resulting mainly from internal cash generation, net of Coca-Cola FEMSA’s dividend payment in the amount of Ps. 716 million (US$ 66 million) made in the first half of the year, and some additional indebtedness.

Total short-term debt was Ps. 3,174 million (US$ 294 million) and long-term debt was Ps. 16,189 million (US$ 1,499 million). Net debt decreased approximately Ps. 3,908 million (US$ 362 million) compared to year end of 2005, as a result of the above mentioned cash generation, and in nominal U.S. dollar terms net debt declined US$ 1,110 million since the second quarter of 2003 when we acquired Panamco.

During the fourth quarter, we assumed new debt in the amount of Ps. 2,698 million (US$ 250 million) to partially refinance our KOF-06 Yankee Bond and Panamco UDI based note maturities worth an approximate Ps. 3,605 million (US$ 333 million), cash on hand was used to pay down the remaining amount.

The weighted average cost of debt for the quarter was 8.01% . The following chart sets forth the Company’s debt profile by currency and interest rate type as of December 31, 2006:

Currency	% Total Debt(2)	% Interest Rate
		Floating(2)

U.S. dollars	45.6%	36.9%
Mexican pesos	46.0%	10.3%
Colombian pesos	3.4%	25.3%
Other (1)	4.9%	0.0%

(1) Includes the equivalent of US$ 48.5 million denominated in Argentine pesos, and US$ 38.8 million denominated in Venezuelan bolivares.
(2) After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of December 31, 2006

	Jan - Dec 2006
	Ps.	USD

Net income	5,053	468
Non cash charges to net income	3,665	339

	8,718	807

Change in working capital	(216)	(20)

NRGOA(1)	8,502	787

Total investments	(3,068)	(284)
Dividends paid	(716)	(66)
Debt reduction	(1,653)	(153)
Deferred taxes and others	(798)	(74)

Increase in cash and cash equivalents	2,267	210

Cash and cash equivalents at begining of period	2,206	204
Cash and cash equivalents at end of period	4,473	414

(1) Net Resources Generated by Operating Activities

February 23, 2007	Page 3

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories decreased 0.5% to Ps. 7,449 million in the fourth quarter of 2006, as compared to the same period of the previous year. Sales volume growth partially compensated for lower average price per unit case. Average price per unit case declined by 3.0% to Ps. 28.26 (US$ 2.62) as compared to the fourth quarter of 2005, because of the majority of the incremental volume came from multi-serve presentations and jug water, which carry lower prices per unit case. Excluding Ciel water volume in 5.0, 19.0 and 20.0 -liter packaging presentations, our average price per unit case was Ps. 32.45 (US$ 3.00) a 1.9% decline in real terms as compared to the same period of 2005.

Total sales volume increased 2.3% to 262.4 million unit cases in the fourth quarter of 2006, as compared to the fourth quarter of 2005, resulted from (i) a 1.1% sales volume growth in carbonated soft drinks, driven by a 3.7% increase in brand Coca-Cola, (ii) a 6.1% sales volume growth in jug water, and (iii) incremental volumes in non-flavored bottled water in single serve presentation. Non-carbonated beverage segment excluding non-flavored bottled water, grew over 20% in the fourth quarter of 2006 as compared to the same period of 2005, driven by strong volume growth from Ciel Aquarius, a flavored no-calorie water.

Operating Income

Our gross profit declined by 1.1% to Ps. 3,960 million in the fourth quarter of 2006 as compared to the same period of 2005. Gross margin declined from 53.5% in the fourth quarter of 2005 to 53.2% in the same period of 2006, resulted from lower average prices per unit case year over year.

As discussed above we modified during the quarter our coolers useful life from five to seven years in our Mexican operations. This modification reduced our amortization expenses by Ps. 127 million in the fourth quarter of 2006 and benefited our operating income by a similar amount. Excluding this change, our operating expenses would have increased by 6.7% and as a result our operating income would have decreased by 11.8% in the fourth quarter of 2006. Our operating income margin would have declined by 250 basis points to 19.8% in the fourth quarter of 2006, as compared to the same period of 2005.

The increase in operating expenses was driven mainly by higher marketing expenses recorded during the quarter in connection with brand building initiatives implemented during the year.

February 23, 2007	Page 4

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues reached Ps. 1,114 million in the fourth quarter of 2006, an increase of 15.7% as compared to the same period of 2005. Volume growth accounted for more than 90% of our incremental revenues in the quarter and higher average prices were the balance. Average price per unit case increased by 3.7% to Ps. 33.61 (US$ 3.11) in the fourth quarter of 2006 as compared to the fourth quarter of 2005, mainly as a result of price increases implemented during the year throughout the region combined with changes in packaging mix towards non-returnable presentations, which carry higher average price per unit case.

Total sales volume in our Central American territories grew 15.1% to 32.7 million unit cases in the fourth quarter of 2006, as compared to the same period of 2005, resulting from incremental volumes in each of our Central American territories. Incremental volumes of brand Coca-Cola accounted for more than 50% of the growth, and flavored carbonated soft drinks and non-carbonated beverages, including bottled water, contributed almost equally to the balance. In the fourth quarter 2006 non-carbonated beverages, excluding non-flavored bottled water, more than double its size from a small base reaching 5.1% of our total sales volume as compared to 2.3% in the fourth quarter of 2005.

Operating Income

Gross profit increased by 12.2% in the fourth quarter of 2006, as compared to the same period of 2005, to Ps. 524 million as a result of operating leverage due to higher revenues. Lower polyethylene terephtalate (“PET”) bottle prices were offset by higher packaging costs coming from a packaging mix shift towards non-returnable presentations, resulting in a gross margin decrease of 150 basis points, from 48.5% in the fourth quarter of 2005 to 47.0%in the same period of 2006.

Our operating income increased 10.7% to Ps. 186 million in the fourth quarter of 2006 as compared to the fourth quarter of 2005 driven by higher fixed cost absorption resulting from operating leverage. Our operating margin declined 70 basis points from 17.4% in the fourth quarter of 2005 to 16.7% in the same period of 2006 due to a reduction in the gross margin.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 15.1% to Ps. 1,566 million in the fourth quarter of 2006, as compared to the fourth quarter of 2005. Higher volumes drove over 80% of this growth, and higher average prices represented the majority of the balance. Our average price per unit case grew 2.4% to Ps. 29.16 (US$ 2.70), as a result of price increases implemented in the previous quarters and a mix shift towards higher average price per unit case products.

Total sales volume in the fourth quarter of 2006 grew 12.3%, as compared to the same period of 2005, to 53.7 million unit cases. Carbonated soft drinks volume growth accounted for over 85% of the incremental volume in the quarter, mainly driven by brand Coca-Cola with non-flavored water accounting for the majority of the balance. Non-carbonated beverages, excluding non-flavored water, increased 40% from a very low base during the quarter.

Operating Income

In spite of cost pressures during the quarter, our gross profit increased 11.1% to Ps. 702 million in the fourth quarter of 2006, as compared to the same period of the previous year. Cost pressures driven by sugar price increases, more than offset savings resulting from a reduction in PET bottle prices, resulting in a gross margin decline of 160 basis points from 46.4% in the fourth quarter of 2005 to 44.8% in the fourth quarter of 2006.

Operating expenses decreased by 0.9% in absolute terms and declined by 450 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues as compared to the same period of 2005. Operating income increased 38.3% to Ps. 267 million in the fourth quarter of 2006, as compared to the same period of 2005, resulting in margin improvement of 280 basis points reaching an operating margin of 17.0% .

February 23, 2007	Page 5

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues from our Venezuelan operations increased 17.1% to Ps. 1,760 million in the fourth quarter of 2006, as compared to the same period of 2005. Volume growth accounted for the incremental revenues in the quarter. Our average price was Ps. 35.28 (US$ 3.27) in the fourth quarter of 2006.

Total sales volume increased 16.9% to 49.8 million unit cases during the fourth quarter of 2006, as compared to the same quarter of 2005, incremental volumes from carbonated soft drinks accounted for over 90% of the total volume growth. Carbonated soft drinks sales volume increased 18.0% in the fourth quarter of 2006 as compared to the same period of 2005, brand Coca-Cola and flavored carbonated soft drinks each contributed to almost half of the growth. Non-carbonated beverages, excluding non-flavored water, grew more than 40% in the quarter compared to the fourth quarter of 2005, mainly driven by Nestea, a ready to drink iced-tea.

Operating Income

Gross profit reached Ps. 637 million an increase of 7.2% in the fourth quarter of 2006, as compared to the same period of the previous year. However, our gross margin declined 330 basis points from 39.5% in the fourth quarter of 2005 to 36.2% in the same period of 2006, due to higher sugar prices, salary increases and higher packaging costs due to a shift in packaging mix to non-returnable presentations, which more than offset higher revenues.

Operating income reached Ps. 80 million, an increase of 33.3% in the fourth quarter of 2006 as compared to the same period of the previous year. Higher revenues more than offset increases in operating expenses, and the gross margin decline, resulting in a 50 basis points margin expansion to 4.5% in the fourth quarter of 2006 from 4.0% in the fourth quarter of 2005.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues increased 7.0% to Ps. 988 million in the fourth quarter of 2006, as compared to the same period of the previous year, mainly driven by a 7.6% sales volume growth. During the quarter our product mix shift towards our premium and core brands, which carry higher average prices per unit case, and together accounted for almost 90% of our total sales volume, resulting in average price per unit case of Ps. 20.50 (US$ 1.90) .

In the fourth quarter of 2006, total sales volume increased 7.6% to 48.0 million unit cases, as compared to the same period of 2005. Incremental volumes from our core and premium carbonated soft drinks more than offset volume decline from the value protection carbonated soft drinks, resulting in a 6.2% volume growth in the quarter compared to the same quarter of the previous year. Sales volume of non-carbonated beverages, excluding non-flavored bottled water, tripled its size during the quarter from a small base reaching 3.3% of our total sales volume in the fourth quarter of 2006 as compared to 1.1% in the same period of the previous year.

Operating Income

Gross profit increased 3.0% to Ps. 381 million in the fourth quarter of 2006, as compared to the fourth quarter of 2005. Our gross margin declined 150 basis points to 38.6%, as compared to the fourth quarter of 2005, due to higher sweetener costs and labor costs increases.

Operating expenses increased 11.2% in the fourth quarter of 2006 mainly due to higher freight costs and salary expenses. Higher revenues were more than offset by incremental expenses resulting in a decline in operating income of 9.5% to Ps. 133 million in the fourth quarter of 2006, as compare to the same period of 2005. Our operating income margin decreased 240 basis points to 13.5% .

February 23, 2007	Page 6

BRAZILIAN OPERATING RESULTS

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume will not be included in our sales volume for the 2006 period, although revenues and costs will be recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes and net sales. Instead, the amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information will not be comparable with previous quarters until the first quarter of 2007, and on a yearly basis, until the end of 2007.

Revenues

Net revenues increased 20.1% to Ps. 2,290 million in the fourth quarter of 2006 as compared to the same period of 2005. Excluding beer, net revenues increased 5.8% to Ps. 2,017 million in the fourth quarter of 2006, as compared to the same period of 2005 with volume growth accounting for the majority of the incremental net revenues. Excluding beer, average price per unit case increased 0.6% to Ps. 26.34 (US$ 2.44) during the fourth quarter of 2006, driven by product mix shift towards our core brands, which carry a higher average per unit case prices than our value protection brands. Total revenues from beer were Ps. 273 million in the fourth quarter of 2006.

Sales volume, excluding beer, increased 5.2% to 76.6 million unit cases in the fourth quarter of 2006 as compared to the fourth quarter of 2005. Carbonated soft drinks sales volume growth accounted for almost 90% of the incremental volumes, driven by the Coca-Cola brand. Non-carbonated beverages, excluding non-flavored bottled water, grew 60%, driven by the introduction of a fruit juice based product under the Minute Maid Mais brand.

Operating Income

In the fourth quarter of 2006, our gross profit increased by 3.7% to Ps. 961 million, as compared to the same period of the previous year, in spite of higher sugar prices year over year, which were partially offset by the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs. Gross margin was 41.9% in the fourth quarter of 2006.

Our operating expenses as percentage of total revenues declined from 30.0% in the fourth quarter 2005 to 26.6% in the same period of 2006, due to higher fixed cost absorption driven by incremental revenues. Operating income was Ps. 351 million in the fourth quarter of 2006, an increase of 3.5% as compared to the same quarter of 2005.

February 23, 2007	Page 7

SUMMARY OF FULL-YEAR RESULTS

During 2006, our consolidated revenues increased 6.9% to Ps. 57,738 million, as compared with 2005, as a result of growth in all of our territories. Consolidated average price per unit case remained flat in real terms at Ps. 28.36 (US$ 2.63) during 2006, average price increases in almost all our territories offset price declines in Mexico and Argentina.

Total sales volume increased 5.8% to 1,998.1 million unit cases during 2006, as compared with the same period of the previous year mainly driven by a 6.4% volume growth of brand Coca-Cola, which accounted for almost 70% of our consolidated incremental volumes. Sales volume growth in Mexico and Brazil, excluding beer, accounted for over 55% of our incremental volume. Carbonated soft drink sales volume grew 5.9% to 1,694.7 million unit cases, driven by incremental volume across all of our territories.

Our gross profit increased 4.0% to Ps. 27,542 million in 2006, as compared with the previous year, driven by gross profit growth across all of our territories. Over 45% of this increase came from Brazil and Mexico. Gross margin decreased 130 basis points to 47.7% in 2006 from 49.0% in the same period of 2005, due to a 3.8% increase in our average cost per unit case resulting from increases in our sweetener cost in all of our territories, and higher resin prices in some of our territories.

Our consolidated operating income increased 2.6% to Ps. 9,456 million in 2006, as compared with 2005. Mexico, Colombia and Central America accounted for almost half of our growth. Our operating margin decreased 70 basis points to 16.4% during 2006, mainly due to higher costs per unit case. Excluding the change in the useful life of our coolers in Mexico recorded in the fourth quarter of 2006 mentioned above, our consolidated operating income would have increased 1.2% in the year.

Our integral cost of financing decreased 9.9% to Ps. 1,134 million during 2006 as compared to 2005, mainly driven by a reduction in interest expenses, which more than offset a foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a gain recorded during 2005.

During 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 34.0% as compared to 36.0% in 2005. During the year our effective tax rate was benefited by a reduction in the statutory tax rates in some of our operations and the use of tax loss carry forwards, resulting in a reduction in our effective tax rate.

Our consolidated majority net income increased by 2.6% to Ps. 4,883 million in 2006 compared to 2005 driven by (i) higher operating income, (ii) lower interest expenses, and (iii) a reduction in our effective tax rate. Earnings per share (“EPS”) were Ps. 2.64 (US$ 2.45 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

RECENT DEVELOPMENTS

  On November 3rd, 2006, Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) completed the acquisition through its subsidiary, Compañia Internacional de Bebidas, S.A. de C.V., of 148,000,000 Series “D” shares of Coca-Cola FEMSA from certain subsidiaries of The Coca-Cola Company (“TCCC”), representing 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. The acquisition of additional shares took place pursuant to a Memorandum of Understanding between FEMSA and TCCC relating to the acquisition of Panamco by Coca-Cola FEMSA in 2003.

  Following the acquisition by FEMSA of shares from TCCC, the economic ownership of Coca-Cola FEMSA is 53.7% for FEMSA, 31.6% for TCCC, and the public float remains unchanged at 14.7%. Voting ownership in Coca-Cola FEMSA is now 63.0% for FEMSA and 37.0% for TCCC. The acquisition does not represent a change in the control or management of the company.

  On December 19, 2006 Coca-Cola FEMSA S.A.B de C.V. and The Coca-Cola Company announced an agreement with the controlling shareholders of Jugos del Valle, S.A.B. de C.V. (BMV: VALLEB) (“Jugos del Valle”) to acquire through a public tender offer in Mexico up to 100% of the outstanding public shares of Jugos del Valle for approximately US$380 million in cash. The price assumes a total aggregate value of approximately US$ 470 mm including approximately US$90 million in net debt. The final price to be paid will be based on the actual level of debt, net working capital and other

February 23, 2007	Page 8

liabilities on the date the tender offer is launched. The tender offer will be launched once regulatory approvals have been obtained.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2006 Conference Call will be held on: February 23, 2007, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477, Mexico: 001-866-656-5787 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 5, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

February 23, 2007	Page 9

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2006. For comparison purposes, 2005 and 2006 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the fourth quarter of 2006, which ended on December 31, 2006, are made against the figures for the comparable period in 2005, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2006, which exchange rate was Ps. 10.7995 to $1.00.

(7 pages of tables to follow)

February 23, 2007	Page 10

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of December 31, 2006

Assets		Dec 06		Dec 05

Current Assets
Cash and cash equivalents	Ps.	4,473	Ps.	2,206
Total accounts receivable		2,947		2,730
Inventories		2,798		2,331
Prepaid expenses and other		853		847

Total current assets		11,071		8,114

Property, plant and equipment
Property, plant and equipment		33,944		33,866
Accumulated depreciation		-15,231		-15,079
Bottles and cases		1,164		1,130

Total property, plant and equipment, net		19,877		19,917

Investment in shares and other		437		506
Deferred charges, net		1,717		1,380
Intangibles assets and other assets		41,922		41,115

Total Assets	Ps.	75,024	Ps.	71,032

Liabilities and Stockholders' Equity		Dec 06		Dec 05

Current Liabilities
Short-term bank loans and notes	Ps.	3,174	Ps.	4,689
Interest payable		270		340
Suppliers		5,164		4,957
Other current liabilities		3,438		2,977

Total Current Liabilities		12,046		12,963

Long-term bank loans		16,189		16,315
Pension plan and seniority premium		862		821
Other liabilities		4,443		4,228

Total Liabilities		33,540		34,327

Stockholders' Equity
Minority interest		1,214		1,168
Majority interest:
Capital stock		3,003		3,003
Additional paid in capital		12,850		12,850
Retained earnings of prior years		22,289		18,246
Net income for the period		4,883		4,759
Cumulative results of holding non-monetary assets		-2,755		-3,321

Total majority interest		40,270		35,537

Total stockholders' equity		41,484		36,705

Total Liabilities and Equity	Ps.	75,024	Ps.	71,032

February 23, 2007	Page 11

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	523.2		492.6		6.2%	1,998.1		1,889.3		5.8%
Average price per unit case	28.37		28.52		-0.5%	28.36		28.37		0.0%

Net revenues	15,112		14,049		7.6%	57,539		53,601		7.3%
Other operating revenues	61		116		-47.4%	199		396		-49.7%

Total revenues	15,173	100%	14,165	100%	7.1%	57,738	100%	53,997	100%	6.9%
Cost of sales	8,008	52.8%	7,175	50.7%	11.6%	30,196	52.3%	27,522	51.0%	9.7%

Gross profit	7,165	47.2%	6,990	49.3%	2.5%	27,542	47.7%	26,475	49.0%	4.0%

Operating expenses	4,546	30.0%	4,378	30.9%	3.8%	18,086	31.3%	17,257	32.0%	4.8%

Operating income	2,619	17.3%	2,612	18.4%	0.3%	9,456	16.4%	9,218	17.1%	2.6%

Interest expense	515		659		-21.9%	2,124		2,568		-17.3%
Interest income	66		69		-4.3%	315		311		1.3%

Interest expense, net	449		590		-23.9%	1,809		2,257		-19.8%
Foreign exchange (gain) loss	52		11		372.7%	228		(199)		-214.6%
Gain on monetary position	(387)		(396)		-2.3%	(1,016)		(853)		19.1%
Unhedged derivative instrument (gain) loss	(23)		88		-126.1%	113		53		113.2%

Integral cost of financing	91		293		-68.9%	1,134		1,258		-9.9%
Other (income) expenses, net	258		(23)		-1221.7%	662		336		97.0%

Income before taxes	2,270		2,342		-3.1%	7,660		7,624		0.5%
Taxes	689		839		-17.9%	2,607		2,741		-4.9%

Consolidated net income	1,581		1,503		5.2%	5,053		4,883		3.5%

Majority net income	1,514	10.0%	1,495	10.6%	1.3%	4,883	8.5%	4,759	8.8%	2.6%

Minority net income	67		8		737.5%	170		124		37.1%

Operating income	2,619	17.3%	2,612	18.4%	0.3%	9,456	16.4%	9,218	17.1%	2.6%
Depreciation	356		376		-5.3%	1,504		1,407		6.9%
Amortization and Other non-cash charges (2)	194		382		-49.2%	1,259		1,297		-2.9%

EBITDA (3)	3,169	20.9%	3,370	23.8%	-6.0%	12,219	21.2%	11,922	22.1%	2.5%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

February 23, 2007	Page 12

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	262.4		256.4		2.3%	1,070.7		1,025.0		4.5%
Average price per unit case	28.26		29.14		-3.0%	28.29		28.90		-2.1%

Net revenues	7,416		7,471		-0.7%	30,293		29,618		2.3%
Other operating revenues	33		19		73.7%	67		96		-30.2%

Total revenues	7,449	100.0%	7,490	100.0%	-0.5%	30,360	100.0%	29,714	100.0%	2.2%
Cost of sales	3,489	46.8%	3,486	46.5%	0.1%	14,296	47.1%	13,930	46.9%	2.6%

Gross profit	3,960	53.2%	4,004	53.5%	-1.1%	16,064	52.9%	15,784	53.1%	1.8%

Operating expenses	2,358	31.7%	2,331	31.1%	1.2%	9,673	31.9%	9,415	31.7%	2.7%

Operating income	1,602	21.5%	1,673	22.3%	-4.2%	6,391	21.1%	6,369	21.4%	0.3%
Depreciation, Amortization & Other non-cash charges (2)	233	3.1%	477	6.4%	-51.2%	1,565	5.2%	1,593	5.4%	-1.8%

EBITDA (3)	1,835	24.6%	2,150	28.7%	-14.7%	7,956	26.2%	7,962	26.8%	-0.1%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	32.7		28.4		15.1%	120.3		109.4		10.0%
Average price per unit case	33.61		32.39		3.7%	34.09		32.81		3.9%

Net revenues	1,099		920		19.5%	4,101		3,589		14.3%
Other operating revenues	15		43		-65.1%	41		46		-10.9%

Total revenues	1,114	100.0%	963	100.0%	15.7%	4,142	100.0%	3,635	100.0%	13.9%
Cost of sales	590	53.0%	496	51.5%	19.0%	2,211	53.4%	1,893	52.1%	16.8%

Gross profit	524	47.0%	467	48.5%	12.2%	1,931	46.6%	1,742	47.9%	10.8%

Operating expenses	338	30.3%	299	31.0%	13.0%	1,319	31.8%	1,246	34.3%	5.9%

Operating income	186	16.7%	168	17.4%	10.7%	612	14.8%	496	13.6%	23.4%
Depreciation, Amortization & Other non-cash charges (2)	55	4.9%	43	4.5%	27.9%	217	5.2%	214	5.9%	1.4%

EBITDA (3)	241	21.6%	211	21.9%	14.2%	829	20.0%	710	19.5%	16.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 23, 2007	Page 13

Colombian operation
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	53.7		47.8		12.3%	190.9		179.8		6.2%
Average price per unit case	29.16		28.47		2.4%	28.83		28.28		2.0%

Net revenues	1,566		1,361		15.1%	5,504		5,084		8.3%
Other operating revenues	-		-		N.M.	3		-		N.M.

Total revenues	1,566	100.0%	1,361	100.0%	15.1%	5,507	100.0%	5,084	100.0%	8.3%
Cost of sales	864	55.2%	729	53.6%	18.5%	3,067	55.7%	2,791	54.9%	9.9%

Gross profit	702	44.8%	632	46.4%	11.1%	2,440	44.3%	2,293	45.1%	6.4%

Operating expenses	435	27.8%	439	32.3%	-0.9%	1,713	31.1%	1,718	33.8%	-0.3%

Operating income	267	17.0%	193	14.2%	38.3%	727	13.2%	575	11.3%	26.4%
Depreciation, Amortization & Other non-cash charges (2)	77	4.9%	72	5.3%	6.9%	295	5.4%	299	5.9%	-1.3%

EBITDA (3)	344	22.0%	265	19.5%	29.8%	1,022	18.6%	874	17.2%	16.9%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	49.8		42.6		16.9%	182.6		172.5		5.9%
Average price per unit case	35.28		35.19		0.3%	35.68		33.97		5.1%

Net revenues	1,757		1,499		17.2%	6,516		5,859		11.2%
Other operating revenues	3		4		-25.0%	16		15		6.7%

Total revenues	1,760	100.0%	1,503	100.0%	17.1%	6,532	100.0%	5,874	100.0%	11.2%
Cost of sales	1,123	63.8%	909	60.5%	23.5%	4,054	62.1%	3,506	59.7%	15.6%

Gross profit	637	36.2%	594	39.5%	7.2%	2,478	37.9%	2,368	40.3%	4.6%

Operating expenses	557	31.6%	534	35.5%	4.3%	2,309	35.3%	2,092	35.6%	10.4%

Operating income	80	4.5%	60	4.0%	33.3%	169	2.6%	276	4.7%	-38.8%
Depreciation, Amortization & Other non-cash charges (2)	75	4.3%	74	4.9%	1.4%	333	5.1%	288	4.9%	15.6%

EBITDA (3)	155	8.8%	134	8.9%	15.7%	502	7.7%	564	9.6%	-11.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 23, 2007	Page 14

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	48.0		44.6		7.6%	164.9		150.1		9.9%
Average price per unit case	20.50		20.00		2.5%	19.68		19.85		-0.8%

Net revenues	984		892		10.3%	3,246		2,979		9.0%
Other operating revenues	4		31		-87.1%	35		111		-68.5%

Total revenues	988	100.0%	923	100.0%	7.0%	3,281	100.0%	3,090	100.0%	6.2%
Cost of sales	607	61.4%	553	59.9%	9.8%	1,989	60.6%	1,876	60.7%	6.0%

Gross profit	381	38.6%	370	40.1%	3.0%	1,292	39.4%	1,214	39.3%	6.4%

Operating expenses	248	25.1%	223	24.2%	11.2%	873	26.6%	748	24.2%	16.7%

Operating income	133	13.5%	147	15.9%	-9.5%	419	12.8%	466	15.1%	-10.1%
Depreciation, Amortization & Other non-cash charges (2)	55	5.6%	38	4.1%	44.7%	179	5.5%	144	4.7%	24.3%

EBITDA (3)	188	19.0%	185	20.0%	1.6%	598	18.2%	610	19.7%	-2.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06(2)	% Rev	4Q 05(3)	% Rev	Δ%	YTD 06(2)	% Rev	YTD 05(3)	% Rev	Δ%

Sales Volume (million unit cases)	76.6		72.8		5.2%	268.7		252.5		6.4%
Average price per unit case	26.34		26.18		0.6%	26.10		25.63		1.8%

Net revenues	2,290		1,906		20.1%	7,879		6,472		21.7%
Other operating revenues	6		55		-89.1%	37		179		-79.3%

Total revenues	2,296	100.0%	1,961	100.0%	17.1%	7,916	100.0%	6,651	100.0%	19.0%
Cost of sales	1,335	58.1%	1,034	52.7%	29.1%	4,579	57.8%	3,526	53.0%	29.9%

Gross profit	961	41.9%	927	47.3%	3.7%	3,337	42.2%	3,125	47.0%	6.8%

Operating expenses	610	26.6%	588	30.0%	3.7%	2,199	27.8%	2,089	31.4%	5.3%

Operating income	351	15.3%	339	17.3%	3.5%	1,138	14.4%	1,036	15.6%	9.8%
Depreciation, Amortization & Other non-cash charges (4)	55	2.4%	54	2.8%	1.9%	174	2.2%	166	2.5%	4.8%

EBITDA (5)	406	17.7%	393	20.0%	3.3%	1,312	16.6%	1,202	18.1%	9.2%

(1) Except volume and average price per unit case figures.
(2) Includes beer results except in sales volume and average price per unit case.
(3) Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4) Includes returnable bottle breakage expense.
(5) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 23, 2007	Page 15

SELECTED INFORMATION

For the three months ended December 31, 2006 and 2005

Expressed in million of Mexican pesos as of December 31, 2006

	4Q 05		4Q 06

Capex	1,069.4	Capex	757.5

Depreciation	375.5	Depreciation	356.2

Amortization & Other non-cash charges	381.6	Amortization & Other non-cash charges	194.0

VOLUME
Expressed in million unit cases

	4Q 05				4Q 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	207.3	46.0	3.1	256.4	210.7	49.2	2.5	262.4
Central America	26.5	1.2	0.7	28.4	29.7	1.4	1.6	32.7
Colombia	42.3	5.0	0.5	47.8	47.5	5.5	0.7	53.7
Venezuela	37.6	3.3	1.7	42.6	44.3	3.1	2.4	49.8
Brazil	66.8	5.4	0.6	72.8	70.1	5.6	0.9	76.6
Argentina	43.4	0.7	0.5	44.6	46.0	0.4	1.6	48.0

Total	423.9	61.6	7.1	492.6	448.3	65.2	9.7	523.2

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	4Q 05				4Q 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	25.6	59.3	1.3	13.8	25.0	59.4	1.3	14.3
Central America	37.3	58.2	4.5	-	32.4	63.4	4.2	-
Colombia	42.8	48.7	3.3	5.2	41.4	50.4	3.2	5.0
Venezuela	23.1	70.4	3.7	2.8	13.1	83.0	3.9	-
Brazil	9.1	87.5	3.4	-	10.3	86.7	3.3
Argentina	24.4	72.7	2.9	-	24.1	73.1	2.8	-

For the twelve months ended December 31, 2006 and 2005

Expressed in million of Mexican pesos as of December 31, 2006

	YTD 05		YTD 06

Capex	2,241.0	Capex	2,614.6

Depreciation	1,406.6	Depreciation	1,504.1

Amortization & Other non-cash charges	1,296.9	Amortization & Other non-cash charges	1,258.7

VOLUME
Expressed in million unit cases

	YTD 05				YTD 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	812.4	202.1	10.5	1,025.0	852.0	209.3	9.4	1,070.7
Central America	102.4	4.7	2.3	109.4	109.4	5.2	5.7	120.3
Colombia	158.0	21.1	0.7	179.8	167.7	20.9	2.3	190.9
Venezuela	149.4	15.0	8.1	172.5	160.1	13.7	8.8	182.6
Brazil	232.6	17.7	2.2	252.5	246.3	19.6	2.8	268.7
Argentina	146.0	2.5	1.6	150.1	159.2	2.1	3.6	164.9

Total	1,600.8	263.1	25.4	1,889.3	1,694.7	270.8	32.6	1,998.1

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 05				YTD 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.6	57.2	1.2	15.0	26.0	58.0	1.2	14.8
Central America	41.7	54.1	4.2	-	34.8	61.1	4.1	-
Colombia	46.4	44.4	3.3	5.9	43.2	48.1	3.2	5.5
Venezuela	24.7	68.9	3.2	3.2	17.6	77.3	3.8	1.3
Brazil	8.1	88.4	3.5		10.5	86.0	3.5
Argentina	26.0	70.7	3.3	-	24.7	72.1	3.2	-

February 23, 2007	Page 16

December 2006

Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	YTD	4Q 06	Dec 06	Dec 05

Mexico	4.05%	1.55%	10.8755	10.7109
Colombia	4.48%	0.32%	2238.7900	2284.2200
Venezuela	16.97%	3.94%	2150.0000	2150.0000
Argentina	9.84%	2.57%	3.0620	3.0320
Brazil	2.81%	1.48%	2.1380	2.3407

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

February 23, 2007	Page 17

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: February 23 , 2007	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer